Exhibit 99.1

JD.com Announces First Quarter 2023 Results

Beijing, China---May 11, 2023---JD.com, Inc. (NASDAQ: JD and HKEX: 9618), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the quarter ended March 31, 2023.

First Quarter 2023 Highlights

•

Net revenues for the first quarter of 2023 were RMB243.0 billion (US$[1]35.4 billion), an increase of 1.4% from the first quarter of 2022. Net service revenues for the first quarter of 2023 were RMB47.4 billion (US$6.9 billion), an increase of 34.5% from the first quarter of 2022.

•

Income from operations for the first quarter of 2023 was RMB6.4 billion (US$0.9 billion), compared to RMB2.4 billion for the same period last year. Non-GAAP[2] income from operations was RMB7.9 billion (US$1.1 billion) for the first quarter of 2023, as compared to RMB4.7 billion for the first quarter of 2022. Operating margin of JD Retail before unallocated items for the first quarter of 2023 was 4.6%, compared to 3.6% for the first quarter of 2022.

•

Net income attributable to the company’s ordinary shareholders for the first quarter of 2023 was RMB6.3 billion (US$0.9 billion), compared to a net loss of RMB3.0 billion for the same period last year. Non-GAAP net income attributable to the company’s ordinary shareholders for the first quarter of 2023 was RMB7.6 billion (US$1.1 billion), as compared to RMB4.0 billion for the same period last year.

•

Diluted net income per ADS for the first quarter of 2023 was RMB3.93 (US$0.57), compared to a diluted net loss per ADS of RMB1.92 for the first quarter of 2022. Non-GAAP diluted net income per ADS for the first quarter of 2023 was RMB4.76 (US$0.69), compared to RMB2.53 for the same period last year.

“JD saw strong growth in profitability in the first quarter as we continued to streamline our operations, optimize our product portfolio and expand our service offerings,” said Lei Xu, CEO of JD.com. “In the quarters ahead, we will further enhance our business structure in order to drive the expansion of our user base throughout China. JD.com has built China’s most trusted brand in retail, and is uniquely positioned to provide our loyal user base with the superior quality, value, speed and selection they have come to expect, while maintaining the flexibility to seize upon multiple growth opportunities across our businesses.”

“During the first quarter, we were pleased to see service revenues grow to account for 20% of our total revenues, helping deliver strong margins and reflecting our success in attracting a record number of third-party merchants to the JD.com platform,” said Sandy Xu, Chief Financial Officer of JD.com. “We also see more encouraging trends in Q2, both financially and operationally, as we push forward our proactive adjustment. Looking ahead, we will continue to focus on the quality of our businesses while providing a superior platform for our merchants and suppliers in terms of exposure, traffic and lower costs, in order to drive sustainable growth for the long term.”

1

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023, which was RMB6.8676 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

2	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

Business Highlights

Environment, Social and Governance

•

In January, JD Health actively contributed to support the epidemic prevention in rural areas. Together with the National Rural Revitalization Administration and the People’s Daily, JD Health launched an anti-epidemic project that provided approximately six million packs of anti-epidemic medication to over 20,000 clinics, pharmacies, and other medical channels at county and village level across the country. JD Health endeavors to enhance the medicine supply capabilities in rural areas, and enable more people there to have easy access to medicines anytime at nearby locations.

•

On May 5, 2023, Fortune released the “2023 China ESG Impact List.” JD.com was named on the list for two consecutive years, together with other 39 companies. This is a testament to JD’s outstanding ESG efforts in the past year in building green supply chain, fighting against COVID and ensuring supplies, and supporting employee well-being.

JD Retail

•

In March, JD.com launched its first county-level home appliance and home goods store in Jintang county, Sichuan province. Targeting a differentiated “home scenario,” the store provides a diversified product portfolio of home appliances and home goods and creates an integrated home solution better adapted to the needs of consumers in lower-tier markets. In addition, JD.com launched a new home appliance and electronics flagship store in Chengdu, offering more than 100,000 SKUs. Through its innovative online and offline integration model, JD MALL, JD home appliance and electronics city-level flagship stores, JD Home Appliance Stores and other offline stores have achieved equal SKU selection, price and service compared to its online channel.

•

In February, Tesla launched its official flagship store on JD.com, offering a variety of auto products, including charging equipment, premium accessories, selected apparel and other products totaling over 200 SKUs. Going forward, JD will further leverage its omnichannel advantages to promote the development of Tesla’s online store on its platform.

•

In March, Longines, a renowned Swiss watchmaking brand, launched its official flagship store on JD.com, offering consumers a diverse collection of new and classic products. By leveraging JD’s intelligent supply chain capabilities, the ecosystem of authentic products, logistics fulfillment, and high-quality service assurance, JD will continue to build an efficient operating environment for business partners, while providing consumers best-in-class shopping experience.

JD Health

•

In February, JD Health further enhanced its service capability for rare diseases, and expand the aid scale to approximately 20 million patients in China by launching the new “doctor-searching map for rare diseases.” JD Health also formed a strategic collaboration with Bo’ao Winhealth Rare Disease Medical Center to effectively reduce the financial burden for rare disease patients.

•

In February, JD Health officially announced the establishment of the intelligent medical engine on its online healthcare service platform, which leverages the latest internet and AI technologies and places medical values as fundamentals. The engine aims to improve the efficiency and quality of doctors’ online diagnosis and treatment, and establishes JD Health Internet Hospital as the first “integrated medical education and research” internet hospital in China.

•

During the first quarter, JD Health signed strategic cooperation agreements for 2023 with global pharmaceutical and healthcare brands including H&H Group, Tongrentang Health, and Abbott Medical Nutrition. JD Health also reached a strategic partnership with Zoetis Inc., a leading global animal healthcare company, to delve more deeply into the pet healthcare market through comprehensive cooperation and provide quality pet vaccines and medications to customers in China. Going forward, JD Health will further strengthen its supply chain capabilities, optimize and open up its ecosystem, and continue to promote its omnichannel initiative, with the goal of achieving quality growth together with its partners and merchants.

JD Logistics

•

In February, JD Logistics and Master Kong Holdings Limited signed a strategic cooperation agreement on “Intelligent Supply Chain Transformation.” Under the agreement, the two parties will leverage technological and digital tools to cooperate closely on supply chain consultation and planning, warehouse network planning, intelligent logistics, refined management, and exploration of differentiated service models, among others. The cooperation aims to improve the service quality and customer experience across omni-channels and diversified scenarios along the supply chain, and drive the transformation of integrated supply chain for the FMCG industry.

•

In the first quarter, JD Logistics announced the opening of its third self-operating warehouse and distribution center in California, United States. The new warehouse, together with the other existing ones, each of which with different functional positioning, have expanded JD Logistics’s warehousing footprint to 1.3 million square feet in the U.S., and further enhanced JD Logistics’s supply chain service capabilities overseas.

•

As of March 31, 2023, JD Logistics operated over 1,500 warehouses. Including warehouse space managed through the Open Warehouse Platform, JD Logistics’s warehouse network had an aggregate gross floor area of over 31 million square meters.[3]

JD Industrials

•

In the first quarter, JD Industrials continued to drive the application of intelligent supply chain for industrial enterprises, by leveraging its Industrial Performance Neuroscience Programme (“IPNP”) that consists of a set of technological products and aims to integrate the up- and down-stream along the industrial supply chain to act as a “neural network.” For example, in the cooperation JD Industrials’ IPNP helps Foxconn to standardize massive SKU parameters, mitigate inventory risk and related cost of capital, and enable Foxconn’s suppliers with intelligent decision-making capabilities and improve the efficiency of the supply chain.

3

The numbers also include warehouses managed by Deppon Logistics Co., Ltd. (“Deppon”, Shanghai Stock Exchange code: 603056) and its subsidiaries (collectively, “Deppon Group”). In the third quarter of 2022, JD Logistics completed the acquisition of the controlling interest in Deppon and began to consolidate its financial results.

Dada

•

On March 30, 2023, JDDJ were among the first sales channels to launch the new Huawei P60 models. As Huawei’s official on-demand retail partner, JDDJ has had more than 2,000 Huawei authorized stores joining its platform that cover more than 260 cities in China to ensure adequate inventories to better address customer demands. JD.com’s on-demand retail has become an important sales channel for new mobile phone models and digital products with high recognition among brands and merchants.

•

In April, YeeHoO, a high-end daily necessities brand for infants and children in China, initiated an in-depth collaboration with JDDJ. There have been more than 200 YeeHoO offline stores in China launched on JD App and JDDJ App, providing one-hour delivery services. The two parties will also work together to drive the digital transformation of offline stores, explore new growth models for omni-channel business, and provide consumers on-demand shopping experience of “online ordering, offline shipping, and one-hour or faster delivery of apparel for infants and youngsters.”

•

Since its launch in July 2021, Dada’s autonomous delivery service platform has leveraged its advantages as a standardized open platform and built numerous on-demand delivery scenarios and strong capabilities in order distribution, route planning, human-vehicle interaction, and last-mile delivery. In collaboration with unmanned vehicle developers, the platform has been applied by 7Fresh, Yonghui and Sam’s Club. As of March 31, 2023, the platform has supported deliveries of over 100,000 supermarket orders, further strengthening its leading position in autonomous delivery for supermarkets in China.

First Quarter 2023 Financial Results

Net Revenues. For the first quarter of 2023, JD.com reported net revenues of RMB243.0 billion (US$35.4 billion), representing a 1.4% increase from the same period of 2022. Net product revenues decreased by 4.3%, while net service revenues increased by 34.5% for the first quarter of 2023, as compared to the same period of 2022.

Cost of Revenues. Cost of revenues increased by 0.4% to RMB206.9 billion (US$30.1 billion) for the first quarter of 2023 from RMB206.2 billion for the first quarter of 2022.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, decreased by 0.7% to RMB15.4 billion (US$2.2 billion) for the first quarter of 2023 from RMB15.5 billion for the first quarter of 2022. Fulfillment expenses as a percentage of net revenues was 6.3% for the first quarter of 2023, compared to 6.5% for the same period last year.

Marketing Expenses. Marketing expenses decreased by 8.0% to RMB8.0 billion (US$1.2 billion) for the first quarter of 2023 from RMB8.7 billion for the first quarter of 2022.

Research and Development Expenses. Research and development expenses decreased by 4.5% to RMB4.2 billion (US$0.6 billion) for the first quarter of 2023 from RMB4.4 billion for the first quarter of 2022.

General and Administrative Expenses. General and administrative expenses was RMB2.5 billion (US$0.4 billion) for the first quarter of 2023, kept relatively steady as compared to RMB2.5 billion for the first quarter of 2022.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the first quarter of 2023 was RMB6.4 billion (US$0.9 billion), compared to RMB2.4 billion for the same period last year. Non-GAAP income from operations was RMB7.9 billion (US$1.1 billion) for the first quarter of 2023, as compared to RMB4.7 billion for the first quarter of 2022. Operating margin of JD Retail before unallocated items for the first quarter of 2023 was 4.6%, compared to 3.6% for the first quarter of 2022.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 56.6% to RMB9.5 billion (US$1.4 billion) for the first quarter of 2023 from RMB6.1 billion for the first quarter of 2022.

Share of Results of Equity Investees. Share of results of equity investees was a loss of RMB0.8 billion (US$0.1 billion) for the first quarter of 2023, as compared to RMB1.1 billion for the first quarter of 2022. The loss for the first quarter of 2022 and 2023 was primarily due to share of losses from certain equity investees.

Others, net. Other non-operating income was RMB2.8 billion (US$0.4 billion) for the first quarter of 2023, as compared to other non-operating loss of RMB3.9 billion for the first quarter of 2022. The increase was primarily due to a loss of RMB3.6 billion recognized resulting from the change of Dada’s share price prior to the closing of the acquisition of Dada in the first quarter of 2022, and the fair value change of investment securities.

Net Income/(Loss) Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the company’s ordinary shareholders for the first quarter of 2023 was RMB6.3 billion (US$0.9 billion), compared to a net loss of RMB3.0 billion for the same period last year. Non-GAAP net income attributable to the company’s ordinary shareholders for the first quarter of 2023 was RMB7.6 billion (US$1.1 billion), as compared to RMB4.0 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the first quarter of 2023 was RMB3.93 (US$0.57), compared to a diluted net loss per ADS of RMB1.92 for the first quarter of 2022. Non-GAAP diluted net income per ADS for the first quarter of 2023 was RMB4.76 (US$0.69), compared to RMB2.53 for the first quarter of 2022.

Cash Flow and Working Capital

As of March 31, 2023, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB203.2 billion (US$29.6 billion), compared to RMB226.2 billion as of December 31, 2022. For the first quarter of 2023, free cash flow of the company was as follows:

	For the three months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
	(In millions)
Net cash used in operating activities	(3,485)	(21,607)	(3,146)
Less: Impact from JD Baitiao receivables included in the operating cash flow	(1,734)	(582)	(85)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(2,676)	(2,145)	(312)
Other capital expenditures*	(902)	(1,068)	(156)

Free cash flow	(8,797)	(25,402)	(3,699)

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash provided by investing activities was RMB16.7 billion (US$2.4 billion) for the first quarter of 2023, consisting primarily of the decrease in short-term investments, partially offset by cash paid for capital expenditures.

Net cash provided by financing activities was RMB1.3 billion (US$0.2 billion) for the first quarter of 2023, consisting primarily of proceeds from JD Industrials’ non-redeemable series B preferred share financing and net proceeds from bank loans, partly offset by cash paid for share repurchase. In the first quarter of 2023, the company has repurchased approximately 3.8 million of its ADSs for approximately RMB1.1 billion (US$0.2 billion) under its share repurchase program.

For the twelve months ended March 31, 2023, free cash flow of the company was as follows:

	For the twelve months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	46,325	39,697	5,780
(Less)/Add: Impact from JD Baitiao receivables included in the operating cash flow	(467)	908	132
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(14,563)	(16,974)	(2,471)
Other capital expenditures	(4,122)	(4,641)	(676)

Free cash flow	27,173	18,990	2,765

Supplemental Information

The company reports four segments, JD Retail, JD Logistics, Dada and New businesses. JD Retail, including JD Health and JD Industrials, among other components, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New businesses mainly include JD Property, Jingxi and overseas businesses.

The table below sets forth the segment operating results:

	For the three months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$

	(In millions)
Net revenues:
JD Retail	217,524	212,358	30,922
JD Logistics	27,351	36,728	5,348
Dada	688	2,576	375
New businesses	5,756	3,450	502
Inter-segment eliminations *	(11,664)	(12,156)	(1,770)

Total consolidated net revenues	239,655	242,956	35,377

Operating income/(loss):
JD Retail	7,891	9,844	1,433
JD Logistics	(661)	(1,123)	(164)
Dada	(191)	(217)	(32)
New businesses	(2,386)	(157)	(21)
Including: gain on sale of development properties	—	472	69

Total segment operating income	4,653	8,347	1,216
Unallocated items**	(2,244)	(1,920)	(280)

Total consolidated operating income	2,409	6,427	936

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
	(In millions)
Electronics and home appliances revenues	118,368	116,999	17,036
General merchandise revenues	86,048	78,565	11,440

Net product revenues	204,416	195,564	28,476
Marketplace and marketing revenues	17,676	19,062	2,776
Logistics and other service revenues	17,563	28,330	4,125

Net service revenues	35,239	47,392	6,901

Total net revenues	239,655	242,956	35,377

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on May 11, 2023, (8:00 pm, Beijing/Hong Kong Time on May 11, 2023) to discuss the first quarter of 2023 financial results.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10030318-tfg7rc.html

CONFERENCE ID: 10030318

A telephone replay will be available for one week until May 18, 2023. The dial-in details are as follows:

US:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong:	800-930-639
Mainland China:	400-120-9216
Passcode:	10030318

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the company’s ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to the company’s ordinary shareholders as net income/(loss) attributable to the company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the company’s ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	78,861	74,373	10,830
Restricted cash	6,254	6,397	931
Short-term investments	141,095	122,440	17,829
Accounts receivable, net (including JD Baitiao of RMB3.1 billion and RMB1.8 billion as of December 31, 2022 and March 31, 2023, respectively)(1)	20,576	15,583	2,269
Advance to suppliers	3,838	2,914	424
Inventories, net	77,949	63,299	9,217
Prepayments and other current assets	15,156	14,762	2,149
Amount due from related parties	6,142	5,347	779
Assets held for sale	1,203	—	—

Total current assets	351,074	305,115	44,428
Non-current assets
Property, equipment and software, net	55,080	57,296	8,343
Construction in progress	11,161	9,805	1,428
Intangible assets, net	9,139	8,798	1,281
Land use rights, net	33,848	33,939	4,942
Operating lease right-of-use assets	22,267	21,983	3,201
Goodwill	23,123	23,123	3,367
Investment in equity investees	57,641	57,121	8,317
Investment securities	11,611	10,476	1,525
Deferred tax assets	1,536	1,460	213
Other non-current assets	18,770	21,920	3,192

Total non-current assets	244,176	245,921	35,809

Total assets	595,250	551,036	80,237

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	12,146	14,280	2,079
Accounts payable	160,607	121,432	17,682
Advance from customers	33,713	29,938	4,359
Deferred revenues	3,351	2,355	343
Taxes payable	5,926	3,592	523
Amount due to related parties	488	259	38
Accrued expenses and other current liabilities	42,570	44,361	6,459
Operating lease liabilities	7,688	7,964	1,160
Liabilities held for sale	72	—	—

Total current liabilities	266,561	224,181	32,643
Non-current liabilities
Deferred revenues	1,107	1,001	146
Unsecured senior notes	10,224	10,091	1,469
Deferred tax liabilities	6,511	6,344	924
Long-term borrowings	20,009	19,245	2,802
Operating lease liabilities	14,978	14,493	2,110
Other non-current liabilities	1,737	1,676	245

Total non-current liabilities	54,566	52,850	7,696

Total liabilities	321,127	277,031	40,339
MEZZANINE EQUITY	590	592	86

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 3,180 million shares issued and 3,133 million shares outstanding as of March 31, 2023)	213,366	211,506	30,798
Non-controlling interests	60,167	61,907	9,014

Total shareholders’ equity	273,533	273,413	39,812

Total liabilities, mezzanine equity and shareholders’ equity	595,250	551,036	80,237

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Net revenues
Net product revenues	204,416	195,564	28,476
Net service revenues	35,239	47,392	6,901

Total net revenues	239,655	242,956	35,377

Cost of revenues	(206,209)	(206,938)	(30,133)
Fulfillment	(15,486)	(15,371)	(2,237)
Marketing	(8,705)	(8,005)	(1,166)
Research and development	(4,384)	(4,186)	(610)
General and administrative	(2,462)	(2,501)	(364)
Gain on sale of development properties	—	472	69

Income from operations(2)(3)	2,409	6,427	936

Other income/(expenses)
Share of results of equity investees	(1,081)	(821)	(120)
Interest expense	(345)	(590)	(86)
Others, net(4)	(3,898)	2,792	407

Income/(Loss) before tax	(2,915)	7,808	1,137
Income tax expenses	(603)	(1,609)	(234)

Net income/(loss)	(3,518)	6,199	903

Net loss attributable to non-controlling interests shareholders	(532)	(62)	(9)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	5	—	—

Net income/(loss) attributable to the company’s ordinary shareholders	(2,991)	6,261	912

Net income/(loss) per share:
Basic	(0.96)	1.99	0.29
Diluted	(0.96)	1.96	0.29
Net income/(loss) per ADS:
Basic	(1.92)	3.99	0.58
Diluted	(1.92)	3.93	0.57

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

		For the three months ended
		March 31, 2022	March 31, 2023	March 31, 2023
		RMB	RMB	US$
(2)	Includes share-based compensation expenses as follows:
	Cost of revenues	(32)	(37)	(5)
	Fulfillment	(227)	(199)	(29)
	Marketing	(149)	(135)	(20)
	Research and development	(415)	(332)	(48)
	General and administrative	(1,028)	(771)	(113)
(3)	Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
	Fulfillment	(73)	(105)	(15)
	Marketing	(217)	(219)	(32)
	Research and development	(38)	(90)	(13)
	General and administrative	(64)	(32)	(5)
(4)	Others are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, foreign exchange gains/(losses), interest income and gains/(losses) from fair value change of short-term investments.

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Non-GAAP net income attributable to the company’s ordinary shareholders	4,032	7,591	1,105
Weighted average number of shares:
Basic	3,116	3,139	3,139
Diluted	3,116	3,180	3,180
Diluted (Non-GAAP)	3,188	3,180	3,180
Non-GAAP net income per share:
Basic	1.29	2.42	0.35
Diluted	1.26	2.38	0.35
Non-GAAP net income per ADS:
Basic	2.59	4.84	0.70
Diluted	2.53	4.76	0.69

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Net cash used in operating activities	(3,485)	(21,607)	(3,146)
Net cash provided by investing activities	4,562	16,692	2,431
Net cash provided by financing activities	12,695	1,255	183
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(459)	(726)	(106)

Net increase/(decrease) in cash, cash equivalents and restricted cash	13,313	(4,386)	(638)
Cash, cash equivalents and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	76,693	85,156	12,399
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of period	—	(41)	(5)
Cash, cash equivalents, and restricted cash at beginning of period	76,693	85,115	12,394

Cash, cash equivalents and restricted cash at end of period	90,006	80,770	11,761

Net cash used in operating activities	(3,485)	(21,607)	(3,146)
Less: Impact from JD Baitiao receivables included in the operating cash flow	(1,734)	(582)	(85)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(2,676)	(2,145)	(312)
Other capital expenditures	(902)	(1,068)	(156)

Free cash flow	(8,797)	(25,402)	(3,699)

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	27.2	27.7	25.8	35.6	19.0
Inventory turnover days(5) – TTM	30.2	31.5	31.7	33.2	32.4
Accounts payable turnover days(6) – TTM	45.0	49.4	50.4	52.5	51.3
Accounts receivable turnover days(7) – TTM	3.2	3.6	4.0	4.5	4.8

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Income from operations	2,409	6,427	936
Add: Share-based compensation	1,851	1,474	215
Add: Amortization of intangible assets resulting from assets and business acquisitions	258	336	49
Add: Effects of business cooperation arrangements	134	110	16
Reversal of: Gain on sale of development properties	—	(472)	(69)

Non-GAAP income from operations	4,652	7,875	1,147

Add: Depreciation and other amortization	1,414	1,624	236

Non-GAAP EBITDA	6,066	9,499	1,383

Total net revenues	239,655	242,956	35,377
Non-GAAP operating margin	1.9%	3.2%	3.2%

Non-GAAP EBITDA margin	2.5%	3.9%	3.9%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Net income/(loss) attributable to the company’s ordinary shareholders	(2,991)	6,261	912
Add: Share-based compensation	1,593	1,256	183
Add: Amortization of intangible assets resulting from assets and business acquisitions	198	222	32
Add: Reconciling items on the share of equity method investments(8)	389	840	122
Add: Impairment of goodwill, intangible assets, and investments	—	26	4
Add/(Reversal of): Loss/(Gain) from fair value change of long-term investments	1,234	(876)	(128)
Reversal of: Gain on sale of development properties	—	(364)	(53)
Add/(Reversal of): Net loss/(gain) on disposals/deemed disposals of investments and others	3,549	(21)	(3)
Add: Effects of business cooperation arrangements and non-compete agreements	123	110	16
(Reversal of)/Add: Tax effects on non-GAAP adjustments	(63)	137	20

Non-GAAP net income attributable to the company’s ordinary shareholders	4,032	7,591	1,105

Total net revenues	239,655	242,956	35,377
Non-GAAP net margin	1.7%	3.1%	3.1%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.